SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [for the fiscal year ended December 31, 2001; or

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                           RELIV' INTERNATIONAL, INC.
                                   401(k) PLAN
                              (Full Title of Plan)

                           RELIV' INTERNATIONAL, INC.
          (Name of Issuer of the Securities held Pursuant to the Plan)

                           Commission File No. 1-11768
             Delaware                                37-1172197
 (State or other jurisdiction of         I.R.S. Employer Identification Number)
 incorporation or organization)

       136 Chesterfield Industrial Boulevard, Chesterfield, Missouri 63005
               (Address of principal executive offices) (Zip Code)

                                 (636) 537-9715
              (Registrant's telephone number, including area code)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 25, 2002               RELIV' INTERNATIONAL, INC. 401(k) PLAN


                                   By: /s/ Stephen M. Merrick
                                       ----------------------------------
                                       Stephen M. Merrick, Senior Vice President
                                       of Reliv' International, Inc., Trustee

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Reliv International, Inc. 401(k) Plan
Years Ended December 31, 2001 and 2000

                            Reliv International, Inc.
                                   401(k) Plan

                              Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 2001 and 2000

                                    Contents

Report of Independent Auditors.................................................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statements of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements..................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year).................9

                         Report of Independent Auditors

The Plan Administrator
Reliv International, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Reliv International, Inc. 401(k) Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                           /s/ Ernst & Young LLP

St. Louis, Missouri
April 19, 2002

                            Reliv International, Inc.
                                   401(k) Plan

                 Statements of Net Assets Available for Benefits

                                                            December 31
                                                       2001              2000
                                                    ----------------------------
Assets
Cash                                                $    7,165        $   26,410
Investments, at fair value:
   Variable annuities                                1,307,316         1,413,482
   Fixed annuities                                     126,439            48,678
   Reliv International, Inc. stock                     542,614           434,111
   Life insurance policy                                28,295            42,483
   Participant notes receivable                         49,148            54,466
                                                    ----------------------------
Total investments                                    2,053,812         1,993,220

Receivables:
   Participants' contributions                          21,388            20,462
   Employer's contributions                             16,041            15,347
                                                    ----------------------------
Total receivables                                       37,429            35,809
                                                    ----------------------------
Total assets                                         2,098,406         2,055,439

Liabilities
Employer prepaid contributions                          12,674            22,153
                                                    ----------------------------
Net assets available for benefits                   $2,085,732        $2,033,286
                                                    ============================

See accompanying notes.

                            Reliv International, Inc.
                                   401(k) Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                    Year Ended December 31
                                                                     2001            2000
                                                                 ----------------------------
Additions
Investment income:
   Net realized and unrealized depreciation in fair value
     of investments                                              $  (315,175)     $  (295,409)
   Interest and dividends                                              9,082            5,818
   Changes in the cash surrender value of life insurance             (14,188)         (14,249)
                                                                 ----------------------------
                                                                    (320,281)        (303,840)

Contributions:
   Employer                                                          186,539          159,565
   Participants                                                      265,509          239,258
                                                                 ----------------------------
                                                                     452,048          398,823
                                                                 ----------------------------

Total additions                                                      131,767           94,983

Deductions
Benefits paid to participants                                         78,725          153,120
Administrative expenses                                                  596              627
                                                                 ----------------------------
Total deductions                                                      79,321          153,747
                                                                 ----------------------------

Net increase (decrease) in net assets available for benefits          52,446          (58,764)
Net assets available for benefits:
   Beginning of year                                               2,033,286        2,092,050
                                                                 ----------------------------
   End of year                                                   $ 2,085,732      $ 2,033,286
                                                                 ============================

See accompanying notes.

                            Reliv International, Inc.
                                   401(k) Plan

                          Notes to Financial Statements

                                December 31, 2001

1. Description of the Plan

The following description of the Reliv International, Inc. 401(k) Plan (the
Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Reliv International, Inc. (the Company) who have one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year participants may contribute from 1 percent to 15 percent of eligible compensation as defined in the Plan. The Plan provides for discretionary matching contributions. During the years ended December 31, 2001 and 2000, the Company contributed on behalf of each participant an amount equal to .75 percent of the first 8.5 percent of the participant's compensation actually deferred. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limitations.

Upon enrollment, a participant may direct employee contributions and any allocated Company contributions to any of the Plan's investment options, which include Company stock and a variable group annuity contract offered by The Equitable Life Assurance Society of the United States. The variable group annuity contract offers investments in various underlying mutual funds.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company matching contributions plus actual earnings thereon is based on years of continuous service, as defined. A participant vests 20 percent per year starting with his or her second year of service and is fully vested after six years of continuous service. Forfeitures arising from nonvested accounts at the time of termination are used to reduce subsequent Company contributions to the Plan.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. The shares of the Company's stock are valued at the closing price as quoted on the NASDAQ for the last business day of the year. Shares in variable annuities are valued at their accumulated unit values for the last day of the year. Life insurance policies are recorded at their cash surrender values.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Participant loans are valued at cost which approximates fair market value. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Forfeitures

Forfeitures of nonvested participant accounts are used to reduce future employer contributions. The forfeiture credits amounted to $12,526 and $20,700 for the years ended December 31, 2001 and 2000, respectively.

Administrative Expenses

Expenses of the Plan are paid by the Company, except for participant loan and recordkeeping fees which are charged to the applicable participants.

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

3. Investments

All investments are participant-directed.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5 percent or more of the fair value of the Plan's net assets available for benefits at December 31, 2001 and 2000, are summarized as follows:

                                                                   December 31
                                                               2001             2000
                                                           ----------------------------
   Investment interests in pooled separate accounts:
     Momentum Administrative Services:
       EQ American Century International Growth            Less than 5%        $113,341
       Alliance Common Stock Fund                             $368,607          369,539
       EQ AIM Balanced Fund                                    106,620          110,237
       EQ Janus Worldwide Fund                                 237,857          275,344
       EQ Alliance Technology Fund                             411,893          475,569
       Guaranteed Interest Account                             126,439      Less than 5%
   Investments in company stock:
     Reliv International, Inc.                                 542,614          434,111

The Plan's investments (including investments bought, sold, and held during the year) in variable annuities and the Company's stock depreciated in value by $(313,989) and $(1,186) during 2001 and (depreciated) appreciated by $(315,435) and $20,026 during 2000, respectively.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 27, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                            Reliv International, Inc.
                                   401(k) Plan

                    Notes to Financial Statements (continued)

6. Partial Termination

During the year ended December 31, 2001, the Plan's sponsor terminated the employees of the manufacturing and packaging department. In aggregate, the terminations represented a partial termination of the Plan. As a result of this partial termination, all account balances of affected employees were fully vested as of their respective dates of termination.

7. Reconciliation to Form 5500

At December 31, 2001 and 2000, there were $1,201 and $1,082 of loans in default that were reported as participant notes receivable in the statements of net assets available for benefits that were not reported as such in the Form 5500.

                             Supplemental Schedule

                            Reliv International, Inc.
                                   401(k) Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                          EIN: 37-1172197 Plan No. 002

                                December 31, 2001

      Identify of Issuer                Description of Investment         Current Value
---------------------------------------------------------------------------------------
EQ American Century: Twentieth      7,342.4754 units, variable annuity    $    92,851
  Century International Growth*
Alliance Common Stock Fund*         2,440.0087 units, variable annuity        368,607
EQ AIM Balanced Fund*               8,273.3365 units, variable annuity        106,620
EQ Fidelity Advisor Value           6.8849 units, variable annuity                112
  Strategies Fund
EQ Franklin Custodian Fund - U.S.   370.2118 units, variable annuity            4,921
  Government Securities Series*
EQ AIM Mid Cap Equity Fund          30.6364 units, variable annuity               477
EQ Janus Worldwide Fund*            16,692.2518 units, variable annuity       237,857
EQ SSgA S&P 500 Index Fund*         1,994.9635 units, variable annuity         30,247
EQ Strong Growth Fund*              3,703.9658 units, variable annuity         53,731
EQ Alliance Technology Fund*        27,789.0447 units, variable annuity       411,893
Guaranteed Interest Account*        Fixed annuity (rate of 4.5%)              126,439
Reliv International, Inc.*          434,091 shares of Company stock           542,614
Equitable Life Insurance Policy*    Cash surrender value of life               28,295
                                      insurance
Evergreen CRT Money Market          Money market account                          246
  Portfolio
Cash                                On deposit                                  6,919
Various participants*               Participant loans, interest rates of       49,148
                                      8.5% to 10.5%, maturing between
                                      2002 and 2006
                                                                           ----------

Assets (held at end of year)                                               $2,060,977
                                                                           ==========

*Represents a party-in-interest.

                         Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-67921) pertaining to the Reliv International, Inc. 401(k) Plan of our report dated April 19, 2002, with respect to the financial statements and schedule of the Reliv International, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.


                                                          /s/ Ernst & Young LLP

St. Louis, Missouri
June 24, 2002